Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes for the six months ended June 30, 2022 and 2021 and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021 included in our annual report on Form 20-F (“2021 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2022. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. “ReTo” refers to ReTo Eco-Solutions, Inc., our holding company and a British Virgin Islands business company. “We”, “us”, “our”, or the “Company” refers to ReTo Eco-Solutions, Inc. and its subsidiaries, unless the context requires otherwise.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	the potential impact on our business of the economic, political and social conditions of the PRC;

●	any changes in the laws, regulations or rules of the PRC or local province that may affect our operations;

●	the impact of COVID-19 on our operations;

●	our ability to operate as a going concern;

●	the liquidity of our securities;

●	inflation and fluctuations in foreign currency exchange rates;

●	the ability to realize benefits of the acquisition of REIT Mingde and integrate and expand its businesses into our existing business and grow and manage growth profitably;

●	our projections for our return on investment in client projects;

●	the ability to navigate geographic market risks of our eco-friendly construction materials;

●	the ability to maintain a reserve for warranty or defective products and installation claims;

●	our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

●	our ability to maintain effective supply chain of raw materials and our products and equipment;

●	slowdown or contraction in industries in China in which we operate;

●	our ability to maintain or increase our market share in the competitive markets in which we do business;

●	our ability to diversify our product and service offerings and capture new market opportunities;

●	our estimates of expenses, capital requirements and needs for additional financing and our ability to fund our current and future operations;

●	the costs we may incur in the future from complying with current and future laws and regulations and the impact of any changes in the regulations on our operations; and

●	the loss of key members of our senior management.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors,” “Operating and Financial Review and Prospects,” and elsewhere in our 2021 Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

A.	Operating Results

Overview

We, through our operating subsidiaries in China, are engaged in the manufacture and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials. In addition, we provide consultation, design, project implementation and construction of urban ecological protection projects through our operating subsidiaries in China. We also provide parts, engineering support, consulting, technical advice and service, and other project-related solutions for our manufacturing equipment and environmental protection projects. In December 2021, through the newly acquired subsidiaries, we expand our product and service offerings to include roadside assistance services, and software development services utilizing Internet of Things (“IoT”) technologies.

Our business consists of four business segments, including machinery and equipment production and sales, construction materials production and distribution, municipal construction projects and other services, which accounted for 70.2%, 11.1%, 3.8% and 14.9% of our total revenue for the six months ended June 30, 2022, respectively; for 65.4%, 34.6%, 0% and 0% of our total revenue for the six months ended June 30, 2021, respectively.

Impact of COVID-19

The Company’s operations are affected by the recent and ongoing outbreak and spread of the COVID-19 which was declared a pandemic by the World Health Organization in March 2020. The COVID-19 pandemic is causing lockdowns, travel restrictions, and closures of businesses in China and globally. Our business has been, and may continue to be, materially adversely impacted by the COVID-19 pandemic.

From late January 2020 through March 2020, the Company had to temporarily suspend the manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to our manufacturing facilities and the shipping services were not available and as a result, the Company experienced difficulty in delivering the products to customers on a timely basis. In addition, due to the COVID-19, some of the Company’s customers or suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, or suffered disruptions in their business. Our production and sales activities returned to normal after the spread of COVID-19 had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions have been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus. The COVID-19 pandemic has had a significant impact on the construction sector, which is sensitive to economic cycles. The nature of the impacts and extent of the ramifications are in large part dependent upon the location of the underlying projects. Direct impacts have ranged from a slowdown of available materials and labor to suspensions and, in some instances, deferral and suspension of entire projects.

In March 2022, a new COVID-19 subvariant (Omicron) outbreak hit China and spread faster and more easily than previous viruses. As a result, a new round of lockdowns, quarantines or travel restrictions has been imposed to date upon different provinces or cities in China by the relevant local government authorities. As a result, the COVID-19 pandemic has, among other things, (i) disrupted our supply chain, delayed our ability to timely fulfill our customer orders and lead to higher fulfilment expenses, (ii) reduced or curtailed our customers’ expenditures and overall demand for our products or services, and increased the volatility of their purchase patterns from period-to-period, (iii) caused higher costs of raw materials for manufacture and sale of our equipment, primarily steel and certain electronic parts due to limited availability or increased commodity prices; (iv) caused delays in production and collection of accounts receivable, and (v) required us to take the initiatives in response to COVID-19 and many other efforts to leverage our technology, products and services to help contain the pandemic, all of which have had a material adverse effect on our business, financial condition and results of operations.

Despite the on-going impact of COVID-19, our revenue increased by 64.7%, or approximately $1.1 million, from approximately $1.8 million in the six months ended June 30, 2021 to approximately $2.9 million in the six months ended June 30, 2022 due to higher machinery and equipment sales, primarily contributable to the sales of newly developed jigging machine with a high sales price and revenue from roadside assistance and software development businesses which were acquired in December 2021.

The extent to which the COVID-19 pandemic may continue to impact the Company’ future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any new COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global and PRC economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Recent Development

On March 10, 2022, the Company entered into a Securities Purchase Agreement (the “Agreement”) pursuant to which the Company issued an unsecured convertible promissory note (the “Note”) to Streeterville Capital, LLC, an institutional accredited investor (the “Investor”). The Note will mature 12 months after the purchase price of the Note is delivered from the Investor to the Company (the “Purchase Price Date”). The Note has an original principal amount of $3,105,000 and Investor gave consideration of $3,000,000, reflecting an original issue discount of $90,000 and $15,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The transaction contemplated under the Agreement was closed on March 11, 2022 and the Company used all the proceeds for general working capital purposes.

Investor may convert all or any part the outstanding balance of the Note at any time after six months from the Purchase Price Date upon three trading days’ notice, into the Company’s common shares, par value $0.001 (the “Common Shares”), at a price equal to the lower of (i) $2.00 per share, and (ii) 85% multiplied by the lowest daily volume weighted average price during the ten trading days immediately preceding the applicable measurement date, subject to a floor price of $1.00 per share, as adjusted pursuant to the terms of the Note, as well as certain adjustments and ownership limitations specified in the Note. In the event that the floor price is higher than the conversion price, the Company may either agree to lower the floor price to equal the applicable conversion price or satisfy the conversion in cash in an amount equal to 110% multiplied by the portion of the outstanding balance being converted. The reduction in the floor price will be limited to each specific conversion.

On March 28, 2022, ReTo and Investor entered into an amendment to the Note, pursuant to which ReTo has agreed to satisfy any conversion request from Investor by making a cash payment equal to 110% of any converted amount if, at the time of the conversion, the Floor Price (as defined in the Note) is higher than the then current conversion price.

Results of Operations

Comparison of Six Months Ended June 30, 2022 and 2021

The following table summarizes the results of our operations for the six months ended June 30, 2022 and 2021, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, in thousands of U.S. dollars)

	For The Six Months Ended June 30,		Amount	Percentage
	2022	2021	Increase	Increase
Statements of Income Data:	Amount	Amount	(Decrease)	(Decrease)
Revenues- third party customers	$2,883	$1,649	$1,234	74.8%
Revenues- related party customers	7	106	(99)	(93.4)%
Total revenues	2,890	1,755	1,135	64.7%
Cost of revenues- third party customers	1,958	1,551	407	26.2%
Cost of revenues – related party customers	557	86	471	550.0%
Total cost of revenues	2,515	1,637	878	53.7%
Gross profit	375	118	257	217.3%
Operating expenses:	0		0
Selling expenses	289	314	(25)	(8.2)%
General and administrative expenses	5,889	2,155	3,734	173.3%
Bad debt expenses	(651)	3,150	(3,801)	(120.7)%
Research and development expenses	506	160	346	215.2%
Total operating expenses	6,032	5,779	253	4.4%
Loss from operations	(5,658)	(5,661)	3	(0.1)%
Other income (expenses):
Interest expense	(190)	(296)	106	(35.8)%
Interest income	2	1	1	56.4%
Investment loss	(39)	-	(39)	-%
Change in fair value in convertible debt	(204)	(1,312)	1,108	(84.4)%
Other income(expenses), net	348	(49)	397	(816.2)%
Total other expenses, net	(82)	(1,655)	1,573	(95.0)%
Loss before income taxes	(5,740)	(7,316)	1,576	(21.5)%
Provision for income taxes	29	-	29	-%
Net loss from continuing operations	(5,769)	(7,316)	1,547	(21.1)%
Net loss from discontinued operations	-	(1,549)	1,549	(100.0)%
Net loss	$(5,769)	$(8,865)	$3,096	(34.9)%

Revenues

Our total revenues increased by approximately $1.1 million, or 64.7%, to approximately $2.9 million for the six months ended June 30, 2022 from approximately $1.8 million for the six months ended June 30, 2021. Among our total revenue, revenue from third party customers increased by approximately $1.2 million, or 74.8%, from approximately $1.6 million in the six months ended June 30, 2021 to approximately $2.9 million in the six months ended June 30, 2022, while revenue from related party customers decreased by approximately $0.1 million, or 93.4%, from $105,868 in the six months ended June 30, 2021 to $6,987 in the six months ended June 30, 2022. The increase in our total revenue was mainly due to higher machinery and equipment sales and revenue from roadside assistance and software development businesses which were acquired in December 2021.

The following table summarizes the results of our revenues by business segments for the six months ended June 30, 2022 and 2021:

Revenue by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the Six Months Ended June 30,				Variance
	2022		2021		Amount	Percentage
	Amount	% of Sales	Amount	% of Sales	Increase (Decrease)	Increase (Decrease)
Machinery and equipment	$2,028	70%	$1,147	65%	$881	77%
Construction materials	321	11%	608	35%	(287)	(47)%
Municipal construction	111	4%	-	-%	111	-%
Other services	430	15%	-	-%	430	-%
Total	$2,890	100%	$1,755	100%	$1,135	65%

Machinery and Equipment

Revenue from machinery and equipment sales increased by approximately $0.9 million, or 77%, from approximately $1.1 million for the six months ended June 30, 2021 to approximately $2.0 million for the six months ended June 30, 2022. The increase is mainly due to sales of newly developed jigging machine amounting to approximately $1.0 million.

Construction Materials

Sales of our environmental-friendly construction materials decreased by approximately $0.3 million, or 47%, from approximately $0.6 million for the six months ended June 30, 2021 to approximately $0.3 million for the six months ended June 30, 2022. The decrease was due to the decrease in demand resulting from the downturn of the national construction market under the impact of COVID-19.

Municipal Construction

Municipal construction includes such projects known as sponge city projects. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects. Revenue from municipal construction projects in our continuing operations increased by $111,014, or 100%, for the six months ended June 30, 2022 as compared to nil for the six months ended June 30, 2021.

Other Services

Revenue from other services was approximately $0.4 million for the six months ended June 30, 2022, which was generated by our newly acquired subsidiary,  Hainan Yile IoT Technology Co., Ltd, a PRC limited liability company (“Hainan Yile IoT”). Hainan Yile IoT provides roadside assistance services (“RSA”) to drivers within Hainan Province, China, through our network of RSA services providers of tow providers and automotive repair services. Through Hainan Yile IoT, we are also engaged in the design, development and sales of customized software solutions based on the client specifications.

Cost of Revenues

Our total cost of revenues increased by approximately $0.9 million, or 53.6%, to approximately $2.5 million for the six months ended June 30, 2022 from approximately $1.6 million for the six months ended June 30, 2021. Cost of revenues from third party customers increased by approximately $0.4 million, or 26.2%, from approximately $1.6 million in the six months ended June 30, 2021 to approximately $2.0 million in the six months ended June 30, 2022, while cost of revenues from related party customers increased by approximately $0.5 million, or 550%, from $85,710 in the six months ended June 30, 2021 to approximately $0.6 million in the six months ended June 30, 2022. The increase in our total cost of revenue was in line with the increase in revenue. As a percentage of revenues, the cost of revenues decreased by 6.2% to 87.0% in the six months ended June 30, 2022 from 93.3% in the six months ended June 30, 2021.

Cost by Business Segment

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the Six Months Ended June 30,				Variance
	2022		2021		Amount	Percentage
	Amount	% of Costs	Amount	% of Costs	Increase (Decrease)	Increase (Decrease)
Machinery and Equipment	$1,792	71%	$933	57%	$859	92%
Construction materials	462	18%	703	43%	(241)	(34)%
Municipal construction	45	2%	-	-%	45	-%
Other services	215	9%	-	-%	215	-%
Total	$2,514	100%	$1,636	100%	$878	54%

Machinery and Equipment

Cost of machinery and equipment sales increased by approximately $0.9 million, or 92%, from approximately $0.9 million for the six months ended June 30, 2021 to approximately $1.8 million for the six months ended June 30, 2022. The increase was primarily due to the increase in revenue, as well as increase in costs of raw material and labor in 2022.

Construction Materials

Cost of our environmental-friendly construction materials decreased by approximately $0.2 million, or 34%, from approximately $0.7 million for the six months ended June 30, 2021 to approximately $0.5 million for the six months ended June 30, 2022. The decrease was due to less construction materials sold in downturn of the national construction market. Since we had fixed cost which did not change as a result of the change in sales, the decrease in our cost of sales is not as significant as the decrease in the sales of construction materials.

Municipal Construction

Cost of municipal construction projects in our continuing operations amounted to approximately $45,000. There was no cost of sales for municipal construction projects for the six months ended June 30, 2021 because we did not have any revenue from this segment.

Other Services

Cost of other services amounted to approximately $215,000. There was no cost of other services for the six months ended June 30, 2021 because this business segment was acquired in December 2021.

Gross Profit

Our gross profit increased by approximately $0.3 million, or 217.8%, to approximately $0.4 million for the six months ended June 30, 2022 from approximately $0.1 million for the six months ended June 30, 2021. Gross profit margin was 13.0% for the six months ended June 30, 2022, as compared with 6.7% for the six months ended June 30, 2021. The increase in gross profit margin by 6.2% was primarily attributable to high gross profit margin of other services.

Our gross profit and gross margin by segments are as follows:

	For the Six Months Ended June 30,				Variance
	2022		2021		Gross	Gross
	Gross Profit	Gross Profit%	Gross Profit	Gross Profit%	Profit Increase (Decrease)	Profit% Increase (Decrease)
Machinery and equipment	$235	12%	$214	19%	$21	10%
Construction material	(141)	(44)%	(95)	(16)%	(46)	48%
Municipal construction	66	59%	-	-%	66	-%
Other services	215	50%	-	-%	215	-%
Total	$375	13%	$118	7%	$256	216%

Machinery and Equipment

Gross profit for machinery and equipment products in our continuing operations increased by approximately $21,000 to approximately $235,000 for the six months ended June 30, 2022 as compared to approximately $214,000 for the six months ended June 30, 2021. Gross profit margin for this segment was 12% and 19% for the six months ended June 30, 2022 and 2021, respectively. Gross profit margin decreased due to increase in purchase price of raw materials for equipment, such as steel and certain electronic parts.

Construction Materials

Gross loss for construction materials was approximately $141,000 for the six months ended June 30, 2022 compared to a gross loss of approximately $95,000 for the six months ended June 30, 2021. The gross loss margin for this segment was approximately 44% for the six months ended June 30, 2022 as compared to 16% for the six months ended June 30, 2021. The gross margin decrease was mainly due to (i) higher fixed production costs, such as depreciation and (ii) increase in raw material costs as a result of compliance with more rigorous environmental protection procedures implemented by Chinese government which raised the quality standard of construction materials used in the municipal project construction.

Municipal Construction

Gross profit for the municipal construction project segment was approximately $66,000 for the six months ended June 30, 2022. There was no municipal construction revenue for the six months ended June 30, 2021.

Other Services

Gross profit for other services was $215,000 for the six months ended June 30, 2022. There was no other services revenue for the six months ended June 30, 2021.

Selling Expenses

For the six months ended June 30, 2022 and 2021, our selling expenses were approximately $0.3 million for both periods.

General and Administrative Expenses

For the six months ended June 30, 2022, our general and administrative expenses were approximately $5.9 million, representing an increase of approximately $3.7 million, or 173.3%, compared to approximately $2.2 million for the six months ended June 30, 2021. The increase in general and administrative expenses was mainly due to (a) share-based compensation amounted to approximately $3.3 million related to the 4,025,000 shares issued to employees under the 2018 and 2021 Share Incentive Plan; (b) approximately $0.7 million consulting fees related to the 500,000 shares issued to Geniusland International Capital Ltd. As a percentage of revenues, general and administrative expenses were 203.8% and 122.8% of our total revenues for the six months ended June 30, 2022 and 2021, respectively.

Bad Debt Expenses

For the six months ended June 30, 2022, our bad debt expenses were approximately negative $0.7 million, representing a decrease of approximately $3.8 million, or 120.7%, as compared to $3.2 million for the six months ended June 30, 2021. The decrease was due to a approximately $0.4 million recovery of allowance for doubtful accounts of advances to suppliers and a approximately $0.2 million recovery of allowance for doubtful accounts receivable. As a percentage of revenues, bad debt expenses were (22.5%) and 179.5% of our total revenues for the six months ended June 30, 2022 and 2021, respectively.

Research and Development Expenses

Our research and development expenses were approximately $0.5 million and $0.2 million for the six months ended June 30, 2022 and 2021, respectively. The increase in the research and development expenses was due to a newly initiated Resources Comprehensive Utilization Project with Tsinghua University.

Interest Expense

Our interest expenses were approximately $0.2 million and $0.3 million for the six months ended June 30, 2022 and 2021, respectively. The decreased interest expenses for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021 was because of lower weighted average loan balance in the current period.

Change in Fair Value in Convertible Debt

Due to change in fair value of convertible loans, the Company recorded an unrealized loss of $204,331 and $ 1,311,852 in other expense for the six months ended June 31, 2022 and 2021, respectively.

Other Income (Expense)

Other income was approximately $0.3 million for the six months ended June 30, 2022, mainly representing government subsidy. Other expense was $48,626 for the six months ended June 30, 2021, mainly consisting of fines and other miscellaneous expenses.

Loss before Income Taxes

Our loss before income taxes was approximately $5.7 million for the six months ended June 30, 2022, a decrease of approximately $1.6 million as compared to loss before income taxes of approximately $7.3 million for the six months ended June 30, 2021. The decrease in our loss before income taxes was primarily attributable to the decrease in net loss.

Provision for Income Taxes

Our PRC subsidiaries are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Enterprise Income Tax Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT Technology Development Co., Ltd., a PRC limited liability company (“Beijing REIT”) and Hainan Yile IoT is each recognized as a High and New Technology Enterprise by PRC government and subject to a favorable income tax rate of 15%. As we had loss before income tax, our income tax expense amounted to $28,767 and nil for the six months ended June 30, 2022 and 2021, respectively.

Net Loss

As a result of the foregoing, net loss from continuing operations amounted to approximately $5.8 million and $7.3 million for the six months ended June 30, 2022 and 2021, respectively. Total net loss amounted to approximately $5.8 million and $8.9 million for the six months ended June 30, 2022 and 2021, respectively.

B.	Liquidity and Capital Resources

We have historically funded our working capital needs from operations, bank borrowings, capital contributions from shareholders and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from our shareholders’ contributions, and loans and banker’s acceptance bills from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of collection of accounts receivable.

As reflected in the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2022, the Company’s revenue increased to approximately $2.9 million by approximately $1.1 million, or 64.7%, from approximately $1.8 million for the six months ended June 30, 2021. Gross profit amounted to approximately $0.4 million for the six months ended June 30, 2022, compared to a gross profit of approximately $0.1 million for the six months ended June 30, 2021. For the six months ended June 30, 2022 and 2021, the Company had a net loss of approximately $5.8 million and $8.9 million, respectively. As of June 30, 2022 and December 31, 2021, the Company had a working capital deficit of approximately of $1.8 million and $3.7 million, respectively. As of June 30, 2022 and December 31, 2021, the Company had cash of approximately $0.8 million and $0.5 million, respectively.

The Company had outstanding bank borrowings of approximately $2.2 million as of June 30, 2022 and these bank loans will mature and need to be repaid or renewed within the next 12 months. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread as more fully described under the section “Impact of COVID-19,” there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for the next 12 months.

On March 10, 2022, the Company entered into the Agreement with the Investor for the issuance of the Note with a maturity date of twelve months after the payment of the purchase price of the Note in the aggregate principal amount of $3,105,000, which note may be convertible into Company’s Common Shares. The Note carries an original issue discount of $90,000. In addition, the Company paid $15,000 to Investor to cover legal fees, accounting fees, due diligence etc.

Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. However, if the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be negatively impacted. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the unaudited condensed consolidated financial statements.

Cash Flows for The Six months Ended June 30, 2022 and 2021

The following table sets forth a summary of our cash flows for the periods indicated:

(All amounts in thousands of U.S. dollars)

	For The Six Months Ended June 30,
	2022	2021
Net cash used in operating activities	$(9,270)	$(976)
Net cash provided by (used in) investing activities	4,462	(390)
Net cash provided by financing activities	4,643	484
Effect of exchange rate changes on cash and cash equivalents	540	(1)
Net (decrease) increase in cash and cash equivalents	375	(884
Cash and cash equivalents, beginning of period	457	1,121
Cash and cash equivalents, end of period	832	237

Operating Activities

Net cash used in operating activities was approximately $9.3 million for the six months ended June 30, 2022. Net cash used in operating activities for the six months ended June 30, 2022 mainly consisted of net loss of approximately $5.8 million, an adjustments of $3.9 million non-cash items, an increase of approximately $2.3 million in accounts receivable (including related parties), an increase of approximately $4.1 million in advance to suppliers (including related parties), an increase of $1.0 million in prepayments and other current assets, a decrease of approximately $1.1 million in accrued and other liabilities, an increase of approximately $1.0 million in advance from customers (including related parties) and an increase of $0.6 million in accounts payable (including related parties).

Net cash used in operating activities was approximately $1.0 million for the six months ended June 30, 2021. Net cash used in operating activities for the six months ended June 30, 2021 mainly consisted of net loss of $7.3 million from continuing operations, an adjustments of $6.3 million non-cash items, an increase of approximately $0.7 million in advance to suppliers (including related parties), an increase of approximately $0.3 million in prepayments and other current assets and an increase of $0.2 million in inventories, an increase of approximately $1.7 million in accrued and other liabilities, a decrease of approximately $0.5 million in long term accounts payable, a decrease of approximately $0.3 million in advance from customers (including related parties). Net cash provided by discontinued operating activities was approximately $0.3 million.

Investing Activities

Net cash provided by investing activities was approximately $4.5 million for the six months ended June 30, 2022. During the six months ended June 30, 2022, we paid approximately $0.2 million for purchase of equipment and received proceeds from disposal of subsidiaries of approximately $4.6 million.

Net cash used in investing activities was approximately $0.4 million for the six months ended June 30, 2021. During the six months ended June 30, 2021, we paid $39,887 for purchase of equipment. Net cash used in investing activities for discontinued operation was approximately $0.4 million.

Financing Activities

Net cash provided by financing activities was approximately $4.6 million for the six months ended June 30, 2022, including proceeds received from stock issuance of approximately $3.7 million, proceeds from issuance of convertible debt of approximately $3.0 million, proceeds from related party loan of approximately $0.8 million, shareholder contribution of approximately $0.7 million offset by the repayments of third-party loans of approximately $1.0 million, repayment to related party loans of approximately $1.5 million and payments to non-controlling shareholders of approximately $0.6 million for purchase of 30% noncontrolling interest in Xinyi REIT.

Net cash provided by financing activities was approximately $0.5 million for the six months ended June 30, 2021, including net proceeds from issuance of convertible debt of approximately $1.4 million, proceeds from related-party loans of approximately $3.1 million and proceeds from short-term bank loans of approximately $0.8 million, offset by the repayment of bank loans of approximately $1.9 million and repayment of related-party loans of approximately $2.9 million.

Statutory Reserves

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors of the PRC subsidiary. The restricted amounts as determined pursuant to PRC statutory laws totaled $1,263,125 and $1,230,387 as of June 30, 2022 and December 31, 2021, respectively.

Capital Expenditures

We had capital expenditures of approximately $0.2 million and $39,887 for the six months ended June 30, 2022 and 2021, respectively, for purchases of equipment and conducting our construction in progress projects construction in connection with our business activities.

Holding Company Structure

ReTo is our holding company incorporated in the British Virgin Islands with no material operations of its own. REIT Holdings (China) Limited, a Hong Kong limited company and our wholly owned subsidiary established in Hong Kong, owns Beijing REIT, REIT Technology Development Co., Ltd., REIT New Materials Xinyi Co., Ltd. REIT Ecological Technology Co., Ltd. and REIT Q GREEN Machines Private Limited, which, in turn, own our assets in China and India either directly or through their respective subsidiaries.

We depend on dividends and other distributions in equity from our subsidiaries, including PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our PRC subsidiaries (which generate revenues), to meet our obligations to date.

Under Chinese law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (“SAFE”), not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE. Substantially all of our operations are conducted in China and are denominated in RMB, which is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict the ability to convert RMB into U.S. Dollars.

10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The Company’s subsidiaries lease office spaces under operating leases. Operating lease expense amounted to $178,779 and $51,961 for the six months ended June 30, 2022 and 2021, respectively.

As of June 30, 2022, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$548,130	293,440	254,690	-	-
Repayment of bank loans	2,239,500	2,239,500	-	-	-
Total	$2,787,630	2,532,940	254,690	-	-

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. There were no off-balance sheet arrangements for the six months ended June 30, 2022 and 2021 that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Unaudited Condensed Consolidated Financial Statements.

Research and Development, Patent and Licenses

Soon after the establishment, we set up a research and development center in Xi’an. We believe scientific and technological innovation will help our Company achieve its long-term strategic objectives. We conduct research and development in the following areas:

●	Manufacturing equipment;

●	Recycling and utilization of solid wastes;

●	New construction materials;

●	Urban ecological construction (sponge cities);

●	thermal insulation products and related production equipment; and

●	IoT, internet and information technologies.

We conduct our research and development according to strategic objectives, the market and customer needs. Combining application research and advanced research, we will not only improve current products, but also develop future strategic products, realizing technology development in line with the market demand.

Sample research and development projects from 2019 to 2022 include the following:

Year 2019

●	Block separated with pallet and reversing device

●	Heat insolation core board pressing forming equipment

●	Gantry kiln car

●	Servo vibration system for block making machine

●	Fully automatic pigment metering feeding device

●	Tilting hopper material lifting device

●	Method of improving the surface structure of permeable pavor

●	Pigment metering device and its application method

●	Intelligent and efficient sewage treatment system V1.1

Year 2020

●	A low station code brick machine

Year 2021

●	High-position palletizer servo control system V1.0

●	Sub-mother kiln car transfer control system V1.0

●	An environmentally friendly permeable concrete PC brick

●	A porous sound-absorbing and noise-reducing PC brick

●	A production, processing, positioning and cutting device for PC bricks

●	A weather-resistant PC brick

●	A permeable PC brick surface layer and chamfer grinding device

●	A self-compensating shrink PC brick

Year 2022

●	A social emergency response platform

●	Integration of IoT technology with existing equipment for remote monitor, control, diagnosis and maintenance

We accounted for the payments as research and development expenses in accordance with ASC 730-20 for the related periods. For the six months ended June 30, 2022 and the years ended December 31, 2021, 2020, and 2019, we spent $505,847, $346,951, $334,904 and $438,371, respectively, on research and development associated with our continuing operations.

Quality control is an important aspect of our research and development department’s work and ensuring quality at every stage of the process has been as key driver in maintaining and developing our brand value. As of June 30, 2022, we employed 40 professionals in research and technology development. We have set up a separate research and development division to account for our investment in research and development. We expect to increase our allocation of research and development funds in an effort to enhance our core competence.

Intellectual Property

We regard our patents, copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our businesses, and we rely on patent, copyrights, trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. However, we do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. We own an aggregate of 143 PRC patents (ten of which are owned jointly with Luoyang Water-Conservancy Surveying& Design Co., Ltd. (“Luoyang”), an independent third party), including 28 design patents, 81 utility model patents and 10 invention patents. Two of our patents were awarded Gold and Silver Prize of International Exhibition of Inventions of Geneva and one of our patents was awarded Special Award of International Exhibition of Inventions of Geneva. In addition, we own 24 software copyrights in China.

As a result of the acquisition of REIT Mingde, our patent portfolio is increased by an additional 28 patents and 55 pending patent applications] pertaining to IoT, cloud platform, data transmission, gateway technologies and hardware designs, including 23 utility model patents and five invention patents. We also acquired an additional 14 software copyrights in China.

Pursuant to Article 15 of Patent Law of China, if there is any agreement between the joint owners of the right to apply for a patent or a patent right regarding the exercise of the relevant right, the agreement shall be followed. If there is no such agreement, any of the joint owners may exploit the patent independently or license others to exploit the patent by means of ordinary license. In the case of licensing to others to exploit the patent, royalties charged shall be distributed among the joint owners.

In order to minimize our liabilities or loss from the seven joint patents referenced above, Beijing REIT entered into an agreement with Luoyang on January 7, 2017, regarding the use, licensing, and transfer rights for the joint patents. The agreement, among other terms, provides Beijing REIT with sole use and exclusive right of licensing of the joint patents and prohibits Luoyang and Beijing REIT from transferring the joint patents to any other third parties without each parties’ consent. Subsidiaries of Beijing REIT also have the right to use the joint patents under the agreement. In addition, the parties will share any fees generated from any licensing of the joint patents.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates and Policies

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Accounts Receivable, Net

Accounts receivable are recognized and carried at the original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to 1 year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As affected by the recent COVID-19 outbreak and spread, the Company’s accounts receivable collection was negatively affected. As a result, allowance for uncollectible balances amounted to $709,366 and $904,052 as of June 30, 2022 and December 31, 2021, respectively.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2022 and 2021, respectively.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services which includes sponge city projects, sewage pipeline construction, public plaza construction, and landscaping, etc. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

●	Revenue from other services

The Company recognizes revenue when other services are rendered and accepted by the customers.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of June 30, 2022 and December 31, 2021, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.